FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AZD7442 PhIII trial positive in COVID outpatients

11 October 2021 07:00 BST

AZD7442 reduced risk of developing severe COVID-19 or death
in TACKLE Phase III outpatient treatment trial

Trial met primary endpoint

AZD7442 is the only long-acting antibody combination shown
to both prevent and treat COVID-19

Positive high-level results from the TACKLE Phase III COVID-19 treatment trial showed AstraZeneca's AZD7442, a long acting antibody (LAAB) combination, achieved a statistically significant reduction in severe COVID-19 or death compared to placebo in non-hospitalised patients with mild-to-moderate symptomatic COVID-19.

A total of 90% of participants enrolled were from populations at high risk of progression to severe COVID-19, including those with co-morbidities.

The trial met the primary endpoint, with a dose of 600mg of AZD7442 given by intramuscular (IM) injection reducing the risk of developing severe COVID-19 or death (from any cause) by 50% compared to placebo in outpatients who had been symptomatic for seven days or less. The trial recorded 18 events in the AZD7442 arm (18/407) and 37 in the placebo arm (37/415). The LAAB was generally well tolerated in the trial.

In a prespecified analysis of participants who received treatment within five days of symptom onset, AZD7442 reduced the risk of developing severe COVID-19 or death (from any cause) by 67% compared to placebo, with nine events in the AZD7442 arm (9/253) and 27 in the placebo arm (27/251).

AZD7442 is the first LAAB with Phase III data to demonstrate benefit in both prophylaxis and treatment of COVID-19 and is easily administered by IM injection.

Hugh Montgomery, Professor of Intensive Care Medicine at University College London, and TACKLE principal investigator, said: "With continued cases of serious COVID-19 infections across the globe, there is a significant need for new therapies like AZD7442 that can be used to protect vulnerable populations from getting COVID-19 and can also help prevent progression to severe disease. These positive results show that a convenient intramuscular dose of AZD7442 could play an important role in helping combat this devastating pandemic."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "These important results for AZD7442, our long-acting antibody combination, add to the growing body of evidence for use of this therapy in both prevention and treatment of COVID-19. An early intervention with our antibody can give a significant reduction in progression to severe disease, with continued protection for more than six months."

TACKLE included 903 participants in a 1:1 randomisation AZD7442 to placebo. The primary analysis was based on 822 participants.

AstraZeneca will be discussing the data with health authorities. On 5 October 2021, the Company announced that it had submitted a request to the US Food and Drug Administration for Emergency Use Authorisation for AZD7442 for prophylaxis of COVID-19.

Full results from TACKLE will be submitted for publication in a peer-reviewed medical journal and presented at a forthcoming medical meeting.

Notes

TACKLE
TACKLE is a Phase III, randomised, double-blind, placebo-controlled, multi-centre trial assessing the safety and efficacy of a single 600mg IM dose of AZD7442 compared to placebo for the outpatient treatment of COVID-19. The trial was conducted in 96 sites in Brazil, Czech Republic, Germany, Hungary, Italy, Japan, Mexico, Poland, Russian Federation, Spain, Ukraine, UK and US. 903 participants were randomised (1:1) to receive either AZD7442 (n = 452) or saline placebo (n = 451), administered in two separate, sequential IM injections.

Participants were adults 18 years-old and over who were non-hospitalised with mild-to-moderate COVID-19 and symptomatic for seven days or less. Participants had a documented laboratory-confirmed SARS-CoV-2 infection, as determined by a molecular test (antigen or nucleic acid) from any respiratory tract specimen (e.g. oropharyngeal, nasopharyngeal, or nasal swab or saliva) collected no more than three days prior to day one.

The primary efficacy endpoint was the composite of either severe COVID-19 or death from any cause through day 29. Subjects will continue to be followed for 15 months.

Approximately 13% of participants were 65 years and over. In addition, 90% had baseline co-morbidities and other characteristics that put them at high risk of progression to severe COVID-19, including cancer, diabetes, obesity, chronic lung disease or asthma, cardiovascular disease or immunosuppression. Approximately 62% were White/Caucasian, 4% Black/African-American, 6% Asian and 24% American Indian or Alaskan Native. Approximately 52% of participants were Hispanic/Latino.

AZD7442
AZD7442 is a combination of two LAABs - tixagevimab (AZD8895) and cilgavimab (AZD1061) - derived from B-cells donated by convalescent patients after SARS-CoV-2 virus. Discovered by Vanderbilt University Medical Center and licensed to AstraZeneca in June 2020, the human monoclonal antibodies bind to distinct sites on the SARS-CoV-2 spike protein1 and were optimised by AstraZeneca with half-life extension and reduced Fc receptor and complement C1q binding. The half-life extension more than triples the durability of its action compared to conventional antibodies and could afford up to 12 months of protection from COVID-19 following a single administration2-4; data from the Phase I trial show high neutralising antibody titres for at least nine months.5 The reduced Fc receptor binding aims to minimise the risk of antibody-dependent enhancement of disease - a phenomenon in which virus-specific antibodies promote, rather than inhibit, infection and/or disease.6

In August 2021, AstraZeneca announced AZD7442 demonstrated a statistically significant reduction in the risk of developing symptomatic COVID-19 in the PROVENT Phase III pre-exposure prevention trial.

AZD7442 is also being studied as a potential treatment for hospitalised COVID-19 patients as part of the National Institute of Health's ACTIV-3 trial and in an additional collaborator hospitalisation treatment trial.

AZD7442 is being developed with support from the US Government, including federal funds from the Department of Health and Human Services; Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority in partnership with the Department of Defense; Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense, under Contract No. W911QY-21-9-0001.

In preclinical experiments, data show the LAABs were able to block the binding of the SARS-CoV-2 virus to host cells and protect against infection in cell and animal models of disease.7 Additional in vitro findings demonstrate AZD7442 neutralises recent emergent SARS-CoV-2 viral variants, including the Delta and Mu variants.8

Under the terms of the licensing agreement with Vanderbilt, AstraZeneca will pay single-digit royalties on future net sales.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Dong J, et al. Genetic and structural basis for recognition of SARS-CoV-2 spike protein by a two-antibody cocktail. bioRxiv. 2021; doi: 10.1101/2021.01.27.428529.
2.   Robbie GJ, et al. A novel investigational Fc-modified humanized monoclonal antibody, motavizumab-YTE, has an extended half-life in healthy adults. Antimicrob Agents Chemother. 2013; 57 (12): 6147-53.
3.   Griffin MP, et al. Safety, tolerability, and pharmacokinetics of MEDI8897, the respiratory syncytial virus prefusion F-targeting monoclonal antibody with an extended half-life, in healthy adults. Antimicrob Agents Chemother. 2017; 61(3): e01714-16.
4.   Domachowske JB, et al. Safety, tolerability and pharmacokinetics of MEDI8897, an extended half-life single-dose respiratory syncytial virus prefusion F-targeting monoclonal antibody administered as a single dose to healthy preterm infants. Pediatr Infect Dis J. 2018; 37(9): 886-892.
5.   Loo Y-M, et al. AZD7442 demonstrates prophylactic and therapeutic efficacy in non-human primates and extended half-life in humans. medRxiv. Cold Spring Harbor Laboratory Press; 2021 [preprint] Available from: https://www.medrxiv.org/content/10.1101/2021.08.30.21262666v1.
6.   van Erp EA, et al. Fc-mediated antibody effector functions during respiratory syncytial virus infection and disease. Front Immunol. 2019; 10: 548.
7.   Zost SJ, et al. Potently neutralizing and protective human antibodies against SARS-CoV 2. Nature. 2020; 584: 443-449.
8.   ACTIV. National Center for Advancing Translational Sciences OpenData Portal. SARS-CoV-2 Variants & Therapeutics, All Variants Reported in vitro Therapeutic Activity. Available at: https://opendata.ncats.nih.gov/variant/activity [Last accessed: September 2021].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 October 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary